Filed by United Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 12 of the Securities Exchange Act of 1934

Subject Company: United Bancorp, Inc.

Commission File No. 000- 16640

FOR IMMEDIATE RELEASE:	CONTACT:	Robert K. Chapman,
April 25, 2014		President and Chief Executive Officer
United Bancorp, Inc.
734-214-3801

UNITED BANCORP, INC. ANNOUNCES UNAUDITED

FIRST QUARTER 2014 RESULTS

ANN ARBOR, MI – United Bancorp, Inc. (OTCQB: UBMI) (“United” or the “Company”) reported consolidated net income of $2.0 million, or $0.15 diluted earnings per share of common stock, for the three months ended March 31, 2014, compared to $1.9 million, or $0.13 diluted earnings per share of common stock, for the same period of 2013. If merger-related expenses of $0.7 million ($0.6 million after-tax) were excluded, consolidated net income for the three months ended March 31, 2014 would have been $2.6 million, or $0.20 diluted earnings per share of common stock.

Highlights of the first quarter of 2014 included:

•	Return on average assets was 0.89% and return on average shareholders’ equity was 9.75%
•	Continued improvement in credit quality metrics:
-	Nonperforming loans decreased 19% in the first quarter of 2014 and 56% over the last twelve months
-	Ratio of allowance for loan losses to nonperforming loans at 292%
-	Ratio of allowance for loan losses to portfolio loans at 2.90%
-	Nonperforming assets were 0.93% of total assets at March 31, 2014, the lowest level since the third quarter of 2006
•	Continued favorable trend in loan growth and net interest margin:
-	$11 million (1.7%) increase in the first quarter of 2014
-	$57 million (9.5%) increase in the last twelve months
-	Net interest margin of 3.89% compared with 3.46% in prior year first quarter
•	Capital ratios remained strong and continued to improve, with tangible common equity to total assets of 9.2%

The Company’s previously announced merger with Old National Bancorp is proceeding, as the two partners continue to work on pre-integration planning activities and pursuing required shareholder and regulatory approvals. The Company currently expects that the merger will be completed in the third quarter of 2014, pending receipt of required shareholder and regulatory approvals.

Results of Operations

Overview

Consolidated net income of $2.0 million in the first quarter of 2014 was up from $1.9 million in the first quarter of 2013, primarily as a result of decreased levels of loan loss provision, partially offset by merger-related expenses and also by lower noninterest income. The Company’s combined net interest income and noninterest income was down 4.9% in the first quarter of 2014 compared to the same period of 2013, while noninterest expenses, excluding merger-related expenses, decreased by 7.2% in the same period.

The Company’s core earnings, as measured by its pre-tax, pre-provision return on assets (PTPPROA), were 1.36% for the three months ending March 31, 2014 compared with 1.66% for the same period of 2013. If merger-related expenses for the three months ended March 31, 2014, were excluded, the Company’s PTPPROA would have remained stable at 1.66%. (See “Non-GAAP Financial Information” at the end of this release for a discussion and reconciliation of PTPPROA.)

The Company’s provision for loan losses for the first quarter of 2014 was $0, down from $1.0 million for the same period of 2013. The reduced level of provision for losses is a direct result of United’s continuing improvement in its credit quality measures. The Company’s net charge-offs of $1.4 million exceeded the Company’s provision for loan losses for the quarter ended March 31, 2014, and were primarily associated with loans for which the Company carried specific reserves at December 31, 2013.

Net Interest Income and Net Interest Margin

In the first quarter of 2014, the Company’s net interest income of $8.3 million was up 13.5% compared to the same period of 2013. United’s net interest margin was 3.88% for the three month period ended March 31, 2014, compared to 3.46% for the same period of 2013, and was substantially unchanged from 3.91% for the fourth quarter of 2013. The Company’s mix of assets has evolved over recent quarters. Portfolio loan growth of $57.1 million in the twelve months ended March 31, 2014 has contributed to this shift in mix, and has helped the Company’s yield on its earning assets. The Company continues to fund its growth primarily with core deposits. As a result of its strong core funding, the Company’s cost of interest-bearing deposits was 0.29% for the first quarter 2014.

Noninterest Income

Noninterest income of $4.3 million for the most recent quarter decreased by 27.5% compared to the first quarter of 2013. This decline in noninterest income resulted primarily from decreased loan originations, both of residential mortgages and SBA loans. United’s proceeds from the sale of loans originated for sale in the first quarter of 2014 was $27.4 million, down 73.2% from the same quarter of 2013. The decline in noninterest income derived from the sale of loans was somewhat offset by an increase in net servicing income on the Company’s servicing portfolio of $982.3 million as of March 31, 2014. In addition, wealth management fee income for the first quarter of 2014 increased 10.1% to $1.5 million, and represented 36% of total noninterest income for the three months ending March 31, 2014.

Noninterest Expense

Total noninterest expense for the first quarter of 2014 of $9.5 million was up 0.1% from the first quarter of 2013. If merger-related expenses of $0.7 million were excluded, noninterest expense would have decreased 7.2% in the first quarter 2014 compared with the same period in 2013. The decrease reflects, in part, lower levels of commissions and other compensation costs related to the reduced level of income from loan sales and servicing. In addition, the Company experienced decreases in expenses related to ORE and other foreclosed properties, attorney and professional fees, and FDIC insurance premiums in the first quarter of 2014 compared with the same period in 2013.

Balance Sheet

Total consolidated assets of the Company were $921.8 million at March 31, 2014, compared to $899.0 million at December 31, 2013 and $927.2 million at March 31, 2013. Total portfolio loans of $657.2 million increased by $10.9 million, or 1.7%, in the first three months of 2014, and by $57.1 million, or 9.5%, since March 31, 2013.

The Company generally sells its fixed rate long-term residential mortgages on the secondary market, and retains adjustable rate mortgages in its loan portfolio. Loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balance of loans serviced for others at March 31, 2014 was $982.3 million, and has increased by $86.4 million, or 9.6%, in the twelve months ended March 31, 2014.

Total deposits of $813.0 million at March 31, 2014 were up $22.5 million from $790.5 million at December 31, 2013, with most of the growth in interest-bearing deposit balances. The majority of the Bank’s deposits are derived from core client sources, relating to long-term relationships with local individual, business and public clients. Public clients include local government and municipal bodies, hospitals, universities and other educational institutions. As a result of its strong core funding, the Company’s cost of interest-bearing deposits was 0.29% for the first quarter of 2014, down from 0.47% for the same period of 2013.

Asset Quality

The Company continued to achieve improvement in its asset quality measures in the first quarter of 2014. Total nonperforming loans declined by $1.6 million since December 31, 2013, and have declined by $8.5 million since March 31, 2013. Total nonperforming loans as a percent of total portfolio loans were 0.99% at March 31, 2014, down from 1.25% and 2.50% at December 31 and March 31, 2013, respectively, while the ratio of allowance for loan losses to nonperforming loans improved from 148% and 253%, respectively, at March 31 and December 31, 2013 to 292% at March 31, 2014. The Company’s ratio of allowance for loan losses to total loans was 2.90% at March 31, 2014.

About United Bancorp, Inc.

United Bancorp, Inc. is a community-based financial services company located in Washtenaw, Lenawee, Livingston and Monroe Counties in Michigan. United Bank & Trust is the Company’s only subsidiary, and the Bank provides financial solutions to its clients based on their unique circumstances and needs, through a line of business delivery system that includes banking, mortgage, structured finance and wealth management. The Company has a pending merger with Old National Bancorp (NASDAQ:ONB).

Additional Information for Shareholders

In connection with the proposed merger, ONB has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a Proxy Statement of United and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and the Proxy Statement/Prospectus, as well as other filings containing information about ONB and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

ONB and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and United Bancorp, Inc. Forward-looking statements are identifiable by words or phrases such as “trend,” “targeted,” “estimate,” “continue,” “expect” and variations of such words and similar expressions. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to the expected timing of completion of the proposed merger with Old National Bancorp, trends in credit quality measures and loan growth trends. All statements referencing future time periods are forward-looking.

Management’s determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets (including mortgage servicing rights and deferred tax assets) and other real estate owned and the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment) involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated or that other real estate owned can be sold at its carrying value or at all. Our ability to successfully implement new programs and initiatives, increase efficiencies, utilize our deferred tax asset, address regulatory issues, respond to declines in collateral values and credit quality, maintain sufficient regulatory capital levels and improve profitability is not entirely within our control and is not assured. The future effect of changes in the financial and credit markets and the national and regional economy on the banking industry, generally, and on United Bancorp, Inc., specifically, are also inherently uncertain. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. United Bancorp, Inc. undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this report.

In addition, expected cost savings, synergies and other financial benefits from the proposed merger with Old National Bancorp might not be realized within the expected time frame and costs or difficulties relating to integration matters might be greater than expected. The requisite shareholder and regulatory approvals for the proposed merger might be delayed longer than expected or might not be obtained at all.

Risk factors include, but are not limited to, the risk factors described in “Item 1A – Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2013. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

Non-GAAP Financial Information

This press release includes disclosures about our pre-tax, pre-provision income and pre-tax, pre-provision return on average assets. These disclosures are non-GAAP financial measures. For additional information about our pre-tax, pre-provision income and pre-tax, pre-provision return on average assets, please see the unaudited consolidated financial statements and related footnotes that follow.

Unaudited Consolidated Financial Statements Follow.

United Bancorp, Inc. and Subsidiary

Comparative Consolidated Balance Sheet Data (Unaudited)

Dollars in thousands	Mar. 31,	Dec. 31,	Change this Qtr.		Mar. 31,	12-Month Change
Period-end Balance Sheet	2014	2013	$000%		2013	$000%
Assets
Cash and due from banks	$19,808	$13,748	$6,060	44.1%	$13,316	$6,492	48.8%
Interest bearing bal. with banks	38,301	12,513	25,788	206.1%	69,942	(31,641)	-45.2%
Total cash & cash equivalents	58,109	26,261	31,848	121.3%	83,258	(25,149)	-30.2%

Securities available for sale	174,366	191,158	(16,792)	-8.8%	203,251	(28,885)	-14.2%
FHLB Stock	2,691	2,691	-	0.0%	2,571	120	4.7%
Loans held for sale	756	4,260	(3,504)	-82.3%	9,630	(8,874)	-92.1%

Portfolio loans	657,199	646,274	10,925	1.7%	600,121	57,078	9.5%
Allowance for loan losses	19,056	20,447	(1,391)	-6.8%	22,158	(3,102)	-14.0%
Net loans	638,143	625,827	12,316	2.0%	577,963	60,180	10.4%

Premises and equipment, net	9,974	10,187	(213)	-2.1%	10,455	(481)	-4.6%
Bank owned life insurance	14,731	14,639	92	0.6%	14,340	391	2.7%
Other assets	23,046	24,006	(960)	-4.0%	25,759	(2,713)	-10.5%
Total Assets	$921,816	$899,029	$22,787	2.5%	$927,227	$(5,411)	-0.6%

Liabilities
Deposits
Non-interest bearing	$170,657	$167,236	$3,421	2.0%	$152,325	$18,332	12.0%
Interest bearing	642,294	623,261	19,033	3.1%	651,720	(9,426)	-1.4%
Total deposits	812,951	790,497	22,454	2.8%	804,045	8,906	1.1%
FHLB advances outstanding	11,961	11,961	-	0.0%	19,999	(8,038)	-40.2%
Other borrowings	8,000	10,000	(2,000)	-20.0%	-	8,000	0.0%
Other liabilities	3,882	4,360	(478)	-11.0%	4,182	(300)	-7.2%
Total Liabilities	836,794	816,818	19,976	2.4%	828,226	8,568	1.0%
Shareholders' Equity	85,022	82,211	2,811	3.4%	99,001	(13,979)	-14.1%
Total Liabilities and Equity	$921,816	$899,029	$22,787	2.5%	$927,227	$(5,411)	-0.6%

	Three months ended Mar. 31,
Average Balance Data	2014	2013	% Change
Total loans	$655,880	$602,711	8.8%
Earning assets	872,546	865,711	0.8%
Total assets	915,700	907,707	0.9%
Deposits	805,800	786,042	2.5%
Shareholders' Equity	83,384	97,637	-14.6%

Asset Quality
Net charge offs	$1,391	$1,384	0.5%
Nonaccrual loans	6,412	14,598	-56.1%
Nonperforming loans	6,532	14,978	-56.4%
Nonperforming assets	8,563	18,084	-52.6%
Nonperforming loans/total loans	0.99%	2.50%	-60.2%
Nonperforming assets/total assets	0.93%	1.95%	-52.4%
Allowance for loan loss/total loans	2.90%	3.69%	-21.5%
Allowance/nonperforming loans	291.7%	147.9%	97.2%

United Bancorp, Inc. and Subsidiary

Comparative Consolidated Income Statement and Performance Data (Unaudited)

Dollars in thousands except per share data	Three months ended Mar. 31,
Consolidated Income Statement	2014	2013	% Change
Interest Income
Interest and fees on loans	$7,772	$7,516	3.4%
Interest on investment securities	1,085	608	78.5%
Interest on fed funds sold & bank balances	19	36	-47.2%
Total interest income	8,876	8,160	8.8%

Interest Expense
Interest on deposits	451	735	-38.6%
Interest on FHLB advances	70	137	-48.9%
Interest on other borrowings	85	-	100.0%
Total interest expense	606	872	-30.5%
Net Interest Income	8,270	7,288	13.5%
Provision for loan losses	-	1,000	-100.0%
Net Interest Income After Provision	8,270	6,288	31.5%

Noninterest Income
Service charges on deposit accounts	408	424	-3.8%
Trust & Investment fee income	1,546	1,404	10.1%
Gains on securities transactions	4	28	-85.7%
Income from loan sales and servicing	1,521	3,052	-50.2%
ATM, debit and credit card fee income	575	496	15.9%
Income from bank-owned life insurance	92	99	-7.1%
Other income	148	421	-64.8%
Total noninterest income	4,294	5,924	-27.5%

Noninterest Expense
Salaries and employee benefits	5,600	5,877	-4.7%
Occupancy and equipment expense	1,276	1,348	-5.3%
External data processing	434	372	16.7%
Advertising and marketing expenses	226	264	-14.4%
Attorney & other professional fees	284	411	-30.9%
Merger related expense	685	-	0.0%
Director fees	101	105	-3.8%
Expenses relating to ORE property and
foreclosed assets	4	168	-97.6%
FDIC Insurance premiums	122	186	-34.4%
Other expense	761	755	0.8%
Total noninterest expense	9,493	9,486	0.1%
Income Before Federal Income Tax	3,071	2,726	12.7%
Federal income tax	1,067	784	36.1%
Net Income	$2,004	$1,942	3.2%

Performance Ratios
Return on average assets	0.89%	0.87%	0.02%
Return on average equity	9.75%	8.07%	1.68%
Pre-tax, pre-provision ROA (1)	1.36%	1.66%	-0.30%
Net interest margin (FTE)	3.88%	3.46%	0.42%
Efficiency ratio	75.1%	71.3%	3.78%

Common Stock Performance
Basic earnings per share	$0.16	$0.13	$0.03
Diluted earnings per share	$0.15	$0.13	$0.02
Book value per share	6.66	6.17	0.49
Tangible book value per share	6.66	6.17	0.49
Market value per share (2)	12.30	5.10	7.20

United Bancorp, Inc. and Subsidiary

Trends of Selected Consolidated Financial Data (Unaudited)

Dollars in thousands except per share data	2014	2013
Balance Sheet Data	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Period-end:
Portfolio loans	$657,199	$646,274	$643,151	$618,974	$600,121
Total loans	657,955	650,534	651,539	625,996	609,751
Allowance for loan losses	19,056	20,447	21,963	22,001	22,158
Earning assets	873,313	856,896	867,324	859,752	885,515
Total assets	921,816	899,029	918,832	907,330	927,227
Deposits	812,951	790,497	805,740	792,119	804,045
Shareholders' Equity	85,022	82,211	90,637	98,402	99,001
Average:
Total loans	$655,880	$651,014	$633,778	$614,557	$602,711
Earning assets	872,546	868,266	867,365	862,079	865,711
Total assets	915,700	910,358	914,815	905,384	907,707
Deposits	805,800	796,695	796,197	785,698	786,042
Shareholders' Equity	83,384	90,764	98,178	99,158	97,637

Income Statement Summary
Net interest income	$8,270	$8,458	$7,981	$7,824	$7,288
Non-interest income	4,294	4,659	5,115	5,647	5,924
Net revenue	12,564	13,117	13,096	13,471	13,212
Non-interest expense	9,493	9,475	9,532	9,874	9,486
Pre-tax, pre-provision income (1)	3,071	3,642	3,564	3,597	3,726
Provision for loan losses	0	0	300	600	1,000
Federal income tax	1,067	1,136	988	910	784
Net income	2,004	2,506	2,276	2,087	1,942
Basic income per share	$0.16	$0.18	$0.15	$0.14	$0.13
Diluted income per share	$0.15	$0.18	$0.15	$0.14	$0.13

Performance Ratios and Liquidity
Return on average assets	0.89%	1.09%	0.99%	0.92%	0.87%
Return on average common equity	9.75%	10.96%	9.20%	8.44%	8.07%
Pre-tax, pre-provision ROA (1)	1.36%	1.59%	1.55%	1.59%	1.66%
Net interest margin (FTE)	3.88%	3.91%	3.70%	3.68%	3.46%
Efficiency ratio	75.1%	71.7%	72.2%	72.8%	71.3%
Ratio of loans to deposits	80.8%	81.8%	79.8%	78.1%	74.6%

Asset Quality
Net charge offs	$1,391	$1,516	$338	$757	$1,384
Nonaccrual loans	6,412	7,927	13,028	13,910	14,598
Nonperforming loans	6,532	8,096	13,320	14,208	14,978
Nonperforming assets	8,563	9,946	15,377	16,610	18,084
Nonperforming loans/portfolio loans	0.99%	1.25%	2.07%	2.30%	2.50%
Nonperforming assets/total assets	0.93%	1.11%	1.67%	1.83%	1.95%
Allowance for loan loss/portfolio loans	2.90%	3.16%	3.41%	3.55%	3.69%
Allowance/nonperforming loans	291.7%	252.6%	164.9%	154.8%	147.9%

Market Data for Common Stock
Book value per share	$6.66	$6.46	$6.32	$6.13	$6.17
Market value per share (2)
High	12.60	7.60	6.80	6.00	5.99
Low	7.30	6.75	5.20	5.10	4.35
Period-end	12.30	7.23	6.80	5.40	5.10
Period-end shares outstanding	12,763	12,718	12,715	12,713	12,716
Average shares outstanding	12,731	12,717	12,714	12,713	12,709

Trends of Selected Consolidated Financial Data (continued)

	2014	2013
Capital and Stock Performance	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tier 1 Leverage Ratio	9.3%	9.1%	9.8%	10.7%	10.5%
Tangible common equity to total assets	9.2%	9.1%	8.7%	8.6%	8.5%
Total capital to risk-weighted assets	14.1%	13.9%	15.0%	16.5%	16.8%
Price/earnings ratio (TTM)	19.5x	12.1x	13.3x	12.0x	14.6x
Period-end common stock market price/book value	184.6%	111.8%	107.6%	88.2%	82.6%

(1)	In an attempt to evaluate the trends of net interest income, noninterest income and noninterest expense, the Company's management focuses on pre-tax, pre-provision income as useful and consistent measures of the Company's earnings capacity. This calculation adjusts net income by the amount of the Company's federal income tax (benefit) and provision for loan losses. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison.

(2)	Market value per share is based on the last reported transaction on OTCQB before period end.